Filed Pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

Approximately 300,000,000 Shares of Common Stock

INDICATIVE TERM SHEET

Issuer:	Bank of America Corporation (the “Company”)

Security:	Common stock, par value $0.01 per share (“Common Stock”)

Ticker:	BAC

Number of Shares Issued in this Offering:	Approximately 300,000,000 shares of Common Stock

Number of Shares Outstanding After this Offering:	4,752,947,217 shares of Common Stock[1,2] (assuming the issuance of 300,000,000 shares in this offering).

Option:	The Company has granted to the underwriters an option (the “Option”) to purchase up to an additional approximate 45,000,000 shares of Common Stock at the public offering price if the underwriters sell more than the number of offered shares. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Additional Information:

Please see the Company’s Form 8-K filed on October 3, 2008 containing historical financial statements of Merrill Lynch & Co., Inc. (“Merrill Lynch”) and preliminary unaudited pro forma condensed combined financial information giving effect to the Company’s proposed merger with Merrill Lynch. The Form 8-K can be found at

http://www.sec.gov/Archives/edgar/data/70858/000095012308012009/0000950123-08-012009-index.htm.

Please also see the Company’s Form 8-K filed on October 6, 2008 for a discussion of factors you should consider carefully before deciding to invest in the Common Stock. The Company’s Form 8-K filed on October 6, 2008 also discusses the Company’s preliminary financial results for the third quarter ended September 30, 2008, the board of director’s reduction of the quarterly cash dividend on the Company’s Common Stock, and the intended assumption by the Company of debt securities and related guarantees of Countrywide Financial Corporation (“CFC”) and its subsidiary Countrywide Home Loans, Inc. (“CHL”) in an aggregate current amount of approximately $21 billion as part of the consideration for the intended transfer of substantially all of the assets and operations of CFC and CHL to other subsidiaries of the Company. The Form 8-K can be found at http://www.sec.gov/Archives/edgar/data/70858/000119312508206778/0001193125-08-206778-index.htm.

Capitalization:

The following table sets forth the Company’s consolidated capitalization as of June 30, 2008. The table is based on the last reported sale price of the Company’s Common Stock of $34.48 per share on October 3, 2008:

•	on an actual basis;

•

as adjusted to give effect to the receipt of gross proceeds from this offering (assuming no exercise of the underwriters’ Option) and the completion of, and the issuance of approximately 106.7 million shares of the Company’s Common Stock in connection with, the Company’s acquisition of CFC on July 1, 2008; and

•

on a pro forma as adjusted basis, giving effect to the receipt of gross proceeds from this offering (assuming no exercise of the underwriters’ Option), the completion of the CFC acquisition as described in the prior bullet point and the completion of, and the issuance of approximately 1,193 million shares of the Company’s Common Stock and approximately 499 thousand shares of the Company’s preferred stock in connection with, the Merrill Lynch merger.

You should read this table together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s unaudited consolidated financial statements, including the related notes, contained in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2008 as well as certain preliminary unaudited pro forma condensed combined financial data reflecting the Merrill Lynch merger contained in a Form 8-K filed with the SEC on October 3, 2008. The pro forma information contained in the Form 8-K does not reflect the CFC acquisition on July 1, 2008.

	As of June 30, 2008
	Actual	As Adjusted	Pro Forma as Adjusted
	(in millions)
LONG-TERM DEBT:
Senior debt
Bank of America Corporation(1)	$ 96,821	$ 96,821	$ 96,821
Subsidiaries(2)	54,059	133,118	390,610

Total senior debt	$150,880	$229,939	$487,431

Subordinated debt
Bank of America Corporation	$ 29,097	$ 29,097	$ 29,097
Subsidiaries(2)	7,485	8,568	21,512

Total subordinated debt	36,582	$ 37,665	$ 50,609

Junior subordinated debt
Bank of America Corporation	$ 17,262	$ 17,262	$ 17,262
Subsidiaries(2)	1,881	4,075	9,268

Total junior subordinated debt	$ 19,143	$ 21,337	$ 26,530

Total long-term debt	$206,605	$288,941	$564,570

STOCKHOLDERS’ EQUITY(3):
Preferred stock, $0.01 par value(4)	$ 24,151	$ 24,151	$ 37,817
Common Stock and additional paid in capital, $0.01 par value(5)	61,109	75,225	106,007
Retained earnings	79,920	79,920	79,920
Accumulated other comprehensive income (loss)	(1,864)	(1,864)	(1,864)
Other	(625)	(625)	(625)

Total stockholders’ equity	$162,691	$176,807	$221,255

Total long-term debt and stockholders’ equity	$369,296	$465,748	$785,825

(1)

The foregoing table does not give effect to the intended assumption by the Company of debt securities and related guarantees of CFC and CHL in an aggregate amount at June 30, 2008 of approximately $22.5 billion as part of the consideration for the intended transfer of substantially all of the assets and operations of CFC and CHL to other subsidiaries of the Company. If this assumption occurs, in connection therewith, we expect that the Company will become the sole or primary obligor of these securities. In addition, the foregoing table does not give effect to any assumption by the Company of long-term debt obligations of Merrill Lynch and Merrill Lynch’s subsidiaries under their outstanding debt securities. Subject to the terms and conditions of the documents governing these Merrill Lynch-related debt securities, the Company currently intends to evaluate the assumption of, and, if determined feasible and advisable, subsequent to the Merrill Lynch merger assume, all or a portion of these long-term debt obligations. The aggregate principal amount of these Merrill Lynch-related long-term debt obligations at June 27, 2008 was approximately $275.6 billion. In the foregoing table, these obligations are reflected as obligations of subsidiaries of the Company, in the as adjusted and pro forma as adjusted columns for the CFC-related obligations and in the pro forma as adjusted column for the Merrill Lynch-related obligations.

(2)	Because these obligations are direct obligations of the Company’s subsidiaries, they constitute claims against those subsidiaries prior to the Company’s equity interest in those subsidiaries. The amount of the CFC-related debt obligations in the as adjusted and pro forma as adjusted columns and the amount of the Merrill Lynch-related debt obligations reflected in the pro forma as adjusted column do not reflect any purchase accounting adjustments that the Company will make as a result of the CFC acquisition or the Merrill Lynch merger.
(3)	Under the stock repurchase program authorized by the Company’s Board of Directors on July 23, 2008, the Company is authorized to repurchase up to 75 million shares of its Common Stock at an aggregate purchase price not to exceed $3.75 billion.
(4)	At June 30, 2008, the Company had 100 million shares of preferred stock authorized and had approximately 7.6 million shares issued and outstanding.
(5)	At June 30, 2008, the Company had 7.5 billion shares of Common Stock authorized and had approximately 4.5 billion shares issued and outstanding. At the special stockholders’ meeting that the Company plans to hold relating to the Merrill Lynch merger, the Company also plans to submit to the Company’s stockholders a proposal to amend its certificate of incorporation to increase the number of its authorized shares of Common Stock to 10 billion.

Use of proceeds:	The Company expects the gross proceeds from this offering will be approximately $10.3 billion (or approximately $11.9 billion if the underwriters exercise their Option in full), based on the last reported sale price of the Company’s Common Stock of $34.48 on October 3, 2008. The Company intends to use the gross proceeds from this offering for general corporate purposes.

Joint Bookrunners:	Banc of America Securities LLC Merrill Lynch & Co.

CUSIP/ISIN:	060505 104/US0605051046

[1]	Unless otherwise indicated, the number of shares of Common Stock presented herein excludes shares issuable pursuant to the exercise of the Option.
[2]	The number of shares of Common Stock outstanding immediately after the closing of this offering is based on 4,452,947,217 shares of Common Stock outstanding as of June 30, 2008.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead managers will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury – Securities Administration, at 1-866-804-5241, Banc of America Securities LLC, toll free at 1-800-294-1322 or Merrill Lynch & Co. at 1-866-500-5408.